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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                            NOVASTAR FINANCIAL, INC.
 ................................................................................
                                (NAME OF ISSUER)


     COMMON STOCK AND CLASS B PREFERRED STOCK CONVERTIBLE INTO COMMON STOCK
 ................................................................................
                         (TITLE OF CLASS OF SECURITIES)


                        669947608 CLASS B PREFERRED STOCK
                             669947400 COMMON STOCK
                 . . . . . . . . . . . . . . . . . . . . . . . .
                                 (CUSIP NUMBER)

                                DECEMBER 31, 1999
                 . . . . . . . . . . . . . . . . . . . . . . . .
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [  ]     Rule 13d-1(b)
                           [X]      Rule 13d-1(c)
                           [  ]     Rule 13d-1(d)


                                   Page 1 of 6
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                  669947608 Class B Preferred Stock
                  669947400 Common Stock
CUSIP NO. ......................................................................

1        Name of Reporting Persons.
         I.R.S. Identification No. of above person (entities only).

         Fulcrum Growth Partners, LLC ("Fulcrum")
         47-0819413
 ................................................................................

2        Check the Appropriate Box if a Member of a Group

                                                                  (a)      [   ]
                                                                  (b)      [   ]
 ................................................................................

3        SEC Use Only

 ................................................................................
4        Citizenship or Place of Organization

         Delaware
 ................................................................................

                           5        Sole Voting Power

                                    1,484,925

Number of                  .....................................................
Shares                     6        Shared Voting Power
Beneficially
Owned by
Each                       .....................................................
Reporting                  7        Sole Dispositive Power
Person
With                                1,484,925

                           .....................................................
                           8        Shared Dispositive Power

                                    -0-

 ................................................................................
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         1,484,925

 ................................................................................
10       Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

 ................................................................................
11       Percent of Class Represented by Amount in Row (11)

         17.9%

 ................................................................................
12       Type of Reporting Person

         PN


                                   Page 2 of 6
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CUSIP NO.         669947608 Class B Preferred Stock
                  669947400 Common Stock
 ................................................................................

1        Name of Reporting Persons.
         I.R.S. Identification No. of above person (entities only).

         McCarthy Group, Inc. ("MGI")
         47-0697955

 ................................................................................

2        Check the Appropriate Box if a Member of a Group

                                                                  (a)      [   ]
                                                                  (b)      [   ]
 ................................................................................

3        SEC Use Only

 ................................................................................
4        Citizenship or Place of Organization

         Nebraska
 ................................................................................

                           5        Sole Voting Power

                                    1,597,885

         Number of                  ............................................
         Shares            6        Shared Voting Power
         Beneficially
         Owned by                   -0-
         Each                       .......................................
         Reporting         7        Sole Dispositive Power
         Person
         With                       1,597,885

                                    ............................................
                           8        Shared Dispositive Power

                                    -0-

 ................................................................................
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         1,597,885

 ................................................................................
10       Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

 ................................................................................
11       Percent of Class Represented by Amount in Row (11)

         19.3%
 ................................................................................
12       Type of Reporting Person

         CO
 ................................................................................


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Item 1.

         a.       Name of Issuer:

                  NovaStar Financial, Inc. (the "Issuer")

         b.       Address of Issuer's Principal Executive Offices:

                  1900 West 47th Place, Suite 105
                  Westwood, Kansas 66205

Item 2.


         a.       Name of Person Filing:

                  Fulcrum Growth Partners, LLC ("Fulcrum")             McCarthy Group, Inc., ("MGI")

         b.       Address of Principal Executive Office:

                  Fulcrum Growth Partners, LLC                         McCarthy Group, Inc.
                  1125 So. 103rd Street, Suite 450                     1125 So. 103rd Street, Suite 450
                  Omaha, Nebraska 68124                                Omaha, NE  68124

         c.       Citizenship:

                  Fulcrum:                                             MGI:
                  State of Delaware                                    State of Nebraska

         d.       Title of Class of Securities:

                  Class B Preferred Stock, par value $0.01 convertible into
                  Common Stock, par value $0.01; Common Stock, par value $0.01

         e.       CUSIP Number:

                  Class B Preferred Stock - 669947608
                  Common Stock - 669947400

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

a.       [   ]    Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o);

b.       [   ]    Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

c.       [   ]    Insurance company as defined in section 3(a)(19) of the
                  Act (15 U.S.C. 78c);

d.       [   ]    Investment company registered under section 8 of the
                  Investment Company Act (15 U.S.C. 80a-8);

e.       [   ]    Investment adviser in accordance with section
                  240.13d-1(b)(1)(ii)(E);

f.       [   ]    Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

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g.       [   ]    Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);
h.       [   ]    Savings association as defined in section 3(b) of
                  the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.       [   ]    Church plan is excluded from the definition of an
                  investment company under Section 3(c)(14) of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-3);
j.       [   ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

                  If this statement is filed pursuant to Section 240.13d-1(c), check this box [X]


Item 4.  Ownership

                  a.       Amount Beneficially Owned:

                           Fulcrum: 1,484,925 (714,285 shares of Class B Preferred Stock, par value $0.01, which are convertible into Common Stock on a one for one basis, plus 770,640 shares of Common Stock).

                           MGI: 1,597,885 (MGI is Managing Member of Fulcrum and thus is deemed to beneficially own the shares of Common Stock which are beneficially owned by Fulcrum. MGI is also the parent company of McCarthy Group Asset Management, Inc., which has discretionary authority over 112,960 shares of Common Stock owned by its asset management customers.)

                  b.       Percent of Class:

                           Fulcrum: 17.9%

                           MGI: 19.3%

                  c. Number of shares as to which such person has:

                           i.       Sole power to vote or to direct the vote:

                                    See response to Item 4a. above.

                           ii.      Shared power to vote or to direct the vote:

                                    None.

                           iii. Sole power to dispose or to direct the disposition of:

                                    See response to Item 4a. above.

                           iv.      Shared power to direct the disposition of:

                                    None.


                                   Page 5 of 6
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Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  N/A

Item 8.           Identification and Classification of Members of the Group

                  N/A

Item 9.           Notice of Dissolution of Group

                  N/A

Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         1/31/00               FULCRUM GROWTH PARTNERS, LLC
         -----------------           By:  McCarthy Group, Inc., Managing Member

                                     By: /s/ Richard L. Jarvis
                                        ----------------------------------
                                        Name:  Richard L. Jarvis
                                        Title:  Secretary/Treasurer


                                    McCARTHY GROUP, INC.

                                     By: /s/ Richard L. Jarvis
                                        ----------------------------------
                                        Name:  Richard L. Jarvis
                                        Title:  Secretary/Treasurer

                                   Page 6 of 6